

February 27, 2015

Via E-mail
Gregory J. Macfarlane
Chief Financial Officer
H&R Block, Inc.
One H&R Block Way
Kansas City, MO 64105

      RE: H&R Block, Inc.
               Form 10-K for the Fiscal Year Ended April 30, 2014
               Filed June 19, 2014
               File No. 1-06089

Dear Mr. Macfarlane:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Note 11: Fair Value

1.   We note that the fair value of your mortgage loans held for investment are determined using market pricing sources. Please revise to describe in greater detail the types of market pricing sources you rely upon to determine fair value.

2.   We note that you use third-party pricing services to determine the fair value of your investments in AFS securities. Please revise your future filings to disclose if you adjust prices obtained from pricing services and if so, the underlying reason for the adjustment and methods used to determine the adjustment. Please also revise to describe the procedures you perform to validate the valuations received from such third-party pricing services. Please refer to ASC 820-10-50-2(bbb) for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208 or Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director